

January 15, 2013

Via E-mail
Megan W. Patton
Vice President and Controller
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, NC 27028

> **Re:** **Bank of the Carolinas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated November 30, 2012**
> **File No. 000-52195**

Dear Ms. Patton:

We have reviewed your response to our comment letter dated November 9, 2012 and we have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2011

1. Please refer to your responses to the comments contained in our letters dated October 23, 2012 and November 9, 2012 and revise future filings, beginning with your Form 10-K for fiscal period ended December 31, 2012, to incorporate them into your disclosures. Please provide us a draft of your proposed revisions in response to this comment.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant